UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, WA 98101

(206) 389-4510

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by SonoSite, Inc., a Washington corporation (the “Company”), relating to the tender offer by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“FUJI”), disclosed in the Tender Offer Statement on Schedule TO, as amended by that certain Amendment No. 1 filed with the SEC on January 23, 2012 and that certain Amendment No. 2 filed with the SEC on January 25, 2012 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and FUJI with the SEC on January 17, 2012, pursuant to which Purchaser is offering to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price of $54 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the information set forth under the items below:

(g)	Antitrust.

The text appearing under the heading “United States” is hereby amended and supplemented by adding the following text as a new second paragraph of that section:

“On January 20, 2012, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

(k)	Legal Proceedings.

The text of the second paragraph is hereby amended and supplemented by deleting such paragraph in its entirety and adding the following text as a new second paragraph of that section:

“A second purported class action lawsuit was filed in connection with the planned acquisition of the Company by FUJI in the Superior Court of Washington in King County on December 21, 2011. An amended complaint was filed on January 23, 2012. The plaintiff, Rohit Sangal, purports to bring this suit as a class action on behalf of the public stockholders of the Company. In addition to the Company and each of its eight directors, the complaint also names FUJI and Purchaser as defendants. The complaint alleges that the Company’s directors breached their fiduciary duties by failing to follow a proper sales procedure and failing to procure a fair price for the Company’s shareholders. The complaint also alleges that the directors breached their fiduciary duties through materially inadequate disclosures and material omissions, although the complaint does not contain any details of the alleged inadequate disclosures or omissions. In addition, the complaint alleges that each of the Company, FUJI and Purchaser aided and abetted the breaches of fiduciary duties by the Board of Directors of SonoSite.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by renaming Exhibit (a)(5)(C) to Exhibit (a)(5)(D) and adding Exhibit (a)(5)(C), each as set forth below:

Incorporated by Reference
Exhibit No	Exhibit Title	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(5)(C)	Amended complaint captioned Rohit Sangal v. SonoSite, Inc. et al., Case Number 11-2-44110-5 SEA filed on January 23, 2012 in the Superior Court of Washington – King County.		SC TO/A	(a)(10)	005-54269	1/25/2012

(a)(5)(D)	Complaint captioned David Raul as custodian for PinchusE. Raul Utma v. Kevin Goodwin, et al., filed on December 21, 2011 in the Superior Court of Washington – Snohomish County.		SC TO-C	(a)(9)	005-54269	1/17/2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

By:	/S/ ANIL AMLANI
Name: Anil Amlani
Title: Chief Financial Officer

Date: January 25, 2012